Exhibit 99.1

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

AND

(2) SUPPLEMENTAL NOTICE OF AGM

A supplemental notice setting out the additional resolution to be resolved at the AGM to be held at 9:30 a.m. on Thursday, 30 June 2022 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC is set out on pages 6 to 7 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying second form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the second form of proxy will not prevent you from attending and voting at the AGM or any adjournment thereof if you so wish.

16 June 2022

page

DEFINITIONS	1

LETTER FROM THE BOARD	2

SUPPLEMENTAL NOTICE OF AGM	6

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 9:30 a.m. on Thursday, 30 June 2022

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Directors”	the directors of the Company

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China, for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Amendment”	the proposed amendment to the Articles of Association

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

Directors:	Registered address:
Executive Directors: Ma Xu Lun (Chairman) Han Wen Sheng (Vice Chairman and President)	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou
Independent Non-Executive Directors:	PRC 510530
Liu Chang Le Gu Hui Zhong Guo Wei Yan Andrew Y

Supervisors: Ren Ji Dong (Chairman of the Supervisory Committee) Lin Xiao Chun Yang Bin

16 June 2022

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

AND

(2) SUPPLEMENTAL NOTICE OF AGM

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 13 June 2022 in relation to the Proposed Amendment. The purposes of this circular are, among other things, (i) to provide you with more information in relation to the Proposed Amendment and (ii) to give you supplemental notice of the AGM, to enable you to make an informed decision on whether to vote for or against such resolution at the AGM.

2.	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board has agreed by signing to approve, among others, the resolution in relation to the Proposed Amendment on 13 June 2022.

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company. Accordingly, the Articles of Association has to be amended to reflect such change to the scope of business.

The details of the Proposed Amendment are as follows:

No.	Existing Article	Proposed Amendment
Article 19

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; all subject to approval by company registration authorities.

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; (15) internet retail; (16) internet life service platform (including internet travel platform, internet accommodation platform, internet retail platform, etc.); (17) concurrent- business insurance agent services: property insurance, health insurance, life insurance; (18) trade agency; (19) professional design services; (20) telecom value-added services; (21) internet advertising services; (22) other advertising services; (23) internet data services; (24) internet information services; (25) information system integration services; (26) internet of things technical services; (27) economic and business consulting services; (28) information technology consulting services; (29) other professional consulting and investigations; all subject to approval by company registration authorities.

Except for the clause as stated above, other clauses in the Articles of Association remain unchanged.

The Proposed Amendment is subject to the approval of the Shareholders by way of a special resolution at the AGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

3.	AGM

A notice convening the AGM to be held at 9:30 a.m. on Thursday, 30 June 2022 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy for the AGM and a reply slip have been despatched by the Company on 16 May 2022 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

A supplemental notice setting out the additional resolution to be resolved at the AGM is set out on pages 6 to 7 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying second form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the second form of proxy will not prevent you from attending and voting at the AGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the AGM must be taken by poll.

4.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions (including the resolution in relation to the Proposed Amendment) proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions (including the resolution in relation to the Proposed Amendment) to be proposed at the AGM as set out in the notice and the supplemental notice of the AGM.

5.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Ma Xu Lun
Chairman

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting (the “AGM”) dated 16 May 2022 of China Southern Airlines Company Limited (the “Company”). The AGM will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Thursday, 30 June 2022 at 9:30 a.m.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Limited Company, a controlling shareholder of the Company, for additional proposal to be submitted to the AGM for approval by the shareholders of the Company. According to the relevant requirements of laws, regulations and the articles of association of the Company, the Board consented to submit the additional proposal to AGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as special resolution. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 16 May 2022 (the “Circular”).

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as special resolution:

10.	The extension of the scope of business and the amendment to the Articles of Association of the Company.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 June 2022

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

Notes:

1.

Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of AGM dated 16 May 2022. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.

Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.

The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.

A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

a.

If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

b.

If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 9:30 a.m. on Wednesday, 29 June 2022, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

c.

If the Second Proxy Form is lodged with the Company’s H share registrar after 9:30 a.m. on Wednesday, 29 June 2022, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

6.

Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.